Exhibit 4.6

DESCRIPTION OF SECURITIES

The following summarizes the material terms of the common stock of Mobile Infrastructure Corporation, a Maryland corporation (“we,” “our,” “us,” the “Company” and “MIC”), which is the only class of securities the Company has registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Maryland General Corporation Law, our charter, filed with the Maryland State Department of Assessment and Taxation (the “Charter”) and our bylaws (the “Bylaws”), which govern the rights of holders of shares of MIC’s stock. While we believe that the following description covers the material terms of the shares of MIC stock, it may not contain all of the information that is important to you. We encourage you to read carefully this entire document, the Charter, the Bylaws and the other documents we refer to for a more complete understanding of the shares of MIC stock. Copies of our Charter and our Bylaws are filed as exhibits to our most recent Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) and are incorporated herein by reference.

General

The Charter provides that MIC may issue up to 500,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and up to 100,000,000 shares of preferred stock, par value $0.0001 per share, of which 97,000 are designated as shares of Series 1 Convertible Redeemable Preferred Stock (the “Series 1 Preferred Stock”), 50,000 are designated as shares of Series A Convertible Redeemable Preferred Stock (the “Series A Preferred Stock”) and 60,000 are designated as shares of Series 2 Convertible Preferred Stock (the “Series 2 Preferred Stock”).

The Charter authorizes the board of directors of MIC (the “Board”) to amend the Charter to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series without stockholder approval. As of December 31, 2023, 27,858,539 shares of Common Stock were issued and outstanding, (b) 36,677 shares of Series 1 Preferred Stock were issued and outstanding, (c) 2,812 shares of Series A Preferred Stock were issued and outstanding and (d)  no shares of Series 2 Preferred Stock were issued and outstanding.

Under Maryland law, stockholders are not personally liable for the obligations of a corporation solely as a result of their status as stockholders.

Shares of Common Stock

Subject to the preferential rights, if any, of holders of any other class or series of stock and to the provisions of the Charter regarding the restrictions on ownership and transfer of shares of stock, holders of shares of Common Stock are entitled to receive distributions on such shares of stock out of assets legally available therefor if, as and when authorized by the Board and declared by MIC, and the holders of shares of Common Stock are entitled to share ratably in MIC’s assets legally available for distribution to MIC stockholders in the event of MIC’s liquidation, dissolution or winding up after payment of or adequate provision for all of MIC’s known debts and liabilities.

Subject to the provisions of the Charter regarding the restrictions on ownership and transfer of shares of Common Stock and except as may otherwise be specified in the Charter, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of such shares of Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of MIC directors, which means that the stockholders entitled to cast a majority of the votes entitled to be cast in the election of directors can elect all of the directors then standing for election, and the remaining stockholders will not be able to elect any directors.

Holders of shares of Common Stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of MIC.

Power to Reclassify Unissued Shares of MIC Stock

The Charter authorizes the Board to classify and reclassify any unissued shares of Common Stock and preferred stock, including the Series 1 Preferred Stock, Series A Preferred Stock and Series 2 Preferred Stock, into other classes or series of stock, including one or more classes or series of stock that have priority with respect to voting rights, dividends or upon liquidation over our Common Stock, and authorizes us to issue the newly classified shares. Prior to the issuance of shares of each new class or series, the Board is required by Maryland law and by the Charter to set, subject to the provisions of the Charter regarding the restrictions on ownership and transfer of MIC stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. The Board may take these actions without stockholder approval unless stockholder approval is required by the rules of any stock exchange or automatic quotation system on which our securities may be listed or traded. Therefore, the Board could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of Common Stock or otherwise be in MIC’s best interests or in the best interests of MIC stockholders.

Shares of Preferred Stock

Series A Preferred Stock

Series A Preferred Stock ranks senior to Common Stock and pari passu with Series 1 Preferred Stock with respect to the payment of dividends and rights upon liquidation, dissolution or winding up. In addition, in certain circumstances, the shares of Series A Preferred Stock are redeemable by MIC and convertible, at the option of the holder, into Common Stock. Holders of Series A Preferred Stock do not have any voting rights.

Ranking. Series A Preferred Stock ranks senior to Common Stock and pari passu with Series 1 Preferred Stock and junior to Series 2 Preferred Stock with respect to the payment of dividends and rights upon liquidation, dissolution or winding up. The Board has the authority to issue additional classes or series of preferred stock that could be junior, pari passu, or senior in priority to Series A Preferred Stock.

Stated Value. Each share of Series A Preferred Stock has an initial stated value of $1,000 (the “Series A Preferred Stock Stated Value”), subject to appropriate adjustment in relation to certain events, such as recapitalizations, stock dividends, stock splits, stock combinations, reclassifications or similar events affecting the Series A Preferred Stock, as set forth in the Charter.

Dividends. Subject to the rights of holders of any class or series of Senior Stock (as defined in the Charter), holders of Series A Preferred Stock are entitled to receive, when and as authorized by the Board and declared by MIC out of legally available funds, cumulative, cash dividends on each share of Series A Preferred Stock at an annual rate of 5.75% of the Series A Preferred Stock Stated Value.

Conversion. Subject to MIC’s redemption rights as described below, each share of Series A Preferred Stock is convertible into Common Stock at the election of the holder thereof by delivery of a written notice, containing the information required by the Charter, by a holder of shares of Series A Preferred Stock electing to convert such shares into Common Stock (the “Series A Preferred Stock Conversion Notice”), containing the information required by the Charter, at any time. Subject to MIC’s redemption rights as described below, the conversion of Series A Preferred Stock into Common Stock, subject to a Series A Preferred Stock Conversion Notice will occur at the end of the 20th trading day after MIC’s receipt of such Series A Preferred Stock Conversion Notice. Each share of Series A Preferred Stock will convert into a number of shares of Common Stock determined by dividing the sum of (i) 100% of the Series A Preferred Stock Stated Value, plus (ii) any accrued but unpaid dividends to, but not including, the date of conversion by the volume weighted average price per share of Common Stock for the 20 trading days prior to the delivery date of the Series A Preferred Stock Conversion Notice.

Notwithstanding the foregoing, upon a holder providing a Series A Preferred Stock Conversion Notice, MIC will have the right (but not the obligation) to redeem any or all of Series A Preferred Stock subject to such Series A Preferred Stock Conversion Notice at a redemption price, payable in cash, equal to 100% of the Series A Preferred Stock Stated Value, plus any accrued but unpaid dividends thereon to, but not including, the redemption date.

Optional Redemption by MIC. At any time, from time to time, MIC (or its successor) will have the right (but not the obligation) to redeem, in whole or in part, Series A Preferred Stock at the redemption price equal to 100% of the Series A Preferred Stock Stated Value, initially $1,000 per share, plus any accrued but unpaid dividends if any, to and including the date fixed for redemption. In case of any redemption of less than all of Series A Preferred Stock by MIC, Series A Preferred Stock to be redeemed will be selected either pro rata or in such other manner as the Board may determine. If full cumulative dividends on all outstanding shares of Series A Preferred Stock have not been declared and paid or declared and set apart for payment for all past dividend periods, no shares of Series A Preferred Stock may be redeemed, unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed, and neither MIC nor any of our affiliates may purchase or otherwise acquire Series A Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series A Preferred Stock; provided, however, that the foregoing shall not prevent the redemption or purchase by MIC of Series A Preferred Stock pursuant to the ownership and transfer restrictions in the Charter.

If MIC (or its successor) chooses to redeem any shares of Series A Preferred Stock, MIC (or its successor) has the right, in its sole discretion, to pay the redemption price in cash or in equal value of Common Stock (or its successor), based on the volume weighted average price per share of Common Stock (or its successor) for the 20 trading days prior to the redemption, in exchange for Series A Preferred Stock.

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of MIC, the holders of Series A Preferred Stock will be entitled to receive, in pari passu with the liquidation preferences of the holders of Series 1 Preferred Stock, junior to the holders of Series 2 Preferred Stock, and in preference to the holders of Common Stock, an amount per share equal to 100% of the Series A Preferred Stock Stated Value, initially $1,000 per share, plus any accumulated, accrued and unpaid dividends (whether or not declared), if any, to and including the date of payment. A merger, acquisition or sale of all or substantially all of MIC’s assets or statutory share exchange will not be deemed to be a liquidation for purposes of the liquidation preference.

No Voting Rights. Holders of Series A Preferred Stock do not have any voting rights.

Transfer Restriction. None of the shares of Series A Preferred Stock may be sold or otherwise transferred unless the holder thereof delivers evidence, to MIC’s satisfaction, that such sale or other transfer of Series A Preferred Stock is made to an accredited investor solely in compliance with all federal and state securities laws. Any sale or transfer of Series A Preferred Stock made in violation of any federal or state securities laws shall be null and void. In addition, Series A Preferred Stock is subject to all of the other restrictions on ownership and transfer contained in the Charter. These provisions may restrict the ability of a holder of Series A Preferred Stock to convert such shares into Common Stock.

Series 1 Preferred Stock

Series 1 Preferred Stock ranks senior to Common Stock and pari passu with Series A Preferred Stock with respect to the payment of dividends and rights upon liquidation, dissolution or winding up. In addition, in certain circumstances, the shares of Series 1 Preferred Stock are redeemable by MIC and convertible, at the option of the holder, into Common Stock. Holders of Series 1 Preferred Stock do not have any voting rights.

Ranking. Series 1 Preferred Stock ranks senior to Common Stock, pari passu with Series A Preferred Stock and junior to Series 2 Preferred Stock with respect to the payment of dividends and rights upon liquidation, dissolution or winding up. The Board has the authority to issue additional classes or series of preferred stock that could be junior, pari passu, or senior in priority to Series 1 Preferred Stock.

Stated Value. Each share of Series 1 Preferred Stock has an initial stated value of $1,000 (the “Series 1 Preferred Stock Stated Value”), subject to appropriate adjustment in relation to certain events, such as recapitalizations, stock dividends, stock splits, stock combinations, reclassifications or similar events affecting the Series 1 Preferred Stock, as set forth in the Charter.

Dividends. Subject to the rights of holders of any class or series of Senior Stock, holders of Series 1 Preferred Stock are entitled to receive, when and as authorized by the Board and declared by MIC out of legally available funds, cumulative, cash dividends on each share of Series 1 Preferred Stock at an annual rate of 5.50% of the Series 1 Preferred Stock Stated Value.

Conversion. Subject to MIC’s redemption rights as described below, each share of Series 1 Preferred Stock is convertible into Common Stock at the election of the holder thereof by delivery of a written notice, containing the information required by the Charter, by a holder of shares of Series 1 Preferred Stock electing to convert such shares into Common Stock (the “Series 1 Preferred Stock Conversion Notice”), containing the information required by the Charter, at any time. Subject to MIC’s redemption rights as described below, the conversion of Series 1 Preferred Stock into Common Stock, subject to a Series 1 Preferred Stock Conversion Notice will occur at the end of the 20th trading day after MIC’s receipt of such Series 1 Preferred Stock Conversion Notice. Each share of Series 1 Preferred Stock will convert into a number of shares of Common Stock, determined by dividing the sum of (i) 100% of the Series 1 Preferred Stock Stated Value, plus (ii) any accrued but unpaid dividends to, but not including, the date of conversion, by the volume weighted average price per share of Common Stock for the 20 trading days prior to the delivery date of the Series 1 Preferred Stock Conversion Notice.

Notwithstanding the foregoing, upon a holder providing a Series 1 Preferred Stock Conversion Notice, MIC will have the right (but not the obligation) to redeem, in whole or in part, Series 1 Preferred Stock subject to such Series 1 Preferred Stock Conversion Notice at a redemption price, payable in cash, equal to 100% of the Series 1 Preferred Stock Stated Value, plus any accrued but unpaid dividends thereon to, but not including, the redemption date.

Optional Redemption by MIC. At any time, from time to time, MIC (or its successor) will have the right (but not the obligation) to redeem, in whole or in part, Series 1 Preferred Stock at the redemption price equal to 100% of the Series 1 Preferred Stock Stated Value, plus any accrued but unpaid dividends if any, to and including the date fixed for redemption. In case of any redemption of less than all of Series 1 Preferred Stock by MIC, Series 1 Preferred Stock to be redeemed will be selected either pro rata or in such other manner as the Board may determine. If full cumulative dividends on all outstanding shares of Series 1 Preferred Stock have not been declared and paid or declared and set apart for payment for all past dividend periods, no shares of Series 1 Preferred Stock may be redeemed, unless all outstanding shares of Series 1 Preferred Stock are simultaneously redeemed, and neither MIC nor any of our affiliates may purchase or otherwise acquire Series 1 Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series 1 Preferred Stock; provided, however, that the foregoing shall not prevent the redemption or purchase by MIC of Series 1 Preferred Stock pursuant to the ownership and transfer restrictions in the Charter.

If MIC (or its successor) chooses to redeem any shares of Series 1 Preferred Stock, MIC (or its successor) has the right, in its sole discretion, to pay the redemption price in cash or in equal value of Common Stock (or its successor), based on the volume weighted average price per share of Common Stock (or its successor) for the 20 trading days prior to the redemption, in exchange for Series 1 Preferred Stock.

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of MIC, the holders of Series 1 Preferred Stock will be entitled to receive, in pari passu with the liquidation preferences of the holders of Series A Preferred Stock, junior to the holders of Series 2 Preferred Stock and in preference to the holders of Common Stock, an amount per share equal to 100% of the Series 1 Preferred Stock Stated Value, plus any accumulated, accrued and unpaid dividends (whether or not declared), if any, to and including the date of payment. A merger, acquisition or sale of all or substantially all of MIC’s assets or statutory share exchange will not be deemed to be a liquidation for purposes of the liquidation preference.

No Voting Rights. Holders of Series 1 Preferred Stock do not have any voting rights.

Transfer Restriction. None of the shares of Series 1 Preferred Stock may be sold or otherwise transferred unless the holder thereof delivers evidence, to MIC’s satisfaction, that such sale or other transfer of Series 1 Preferred Stock is made to an accredited investor solely in compliance with all federal and state securities laws. Any sale or transfer of Series 1 Preferred Stock made in violation of any federal or state securities laws shall be null and void. In addition, Series 1 Preferred Stock is subject to all of the other restrictions on ownership and transfer contained in the Charter. These provisions may restrict the ability of a holder of Series 1 Preferred Stock to convert such shares into Common Stock.

Power to Increase or Decrease Authorized Shares of Stock and Issue Additional Shares of Common and Preferred Stock

We believe that the power of the Board to amend the Charter to increase or decrease the number of authorized shares of stock, to authorize MIC to issue additional authorized but unissued shares of Common Stock or preferred stock and to classify or reclassify unissued shares of Common Stock or preferred stock and thereafter to authorize MIC to issue such classified or reclassified shares of stock will provide MIC with increased flexibility in timely structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series of stock, as well as the additional shares of Common Stock or preferred stock, will be available for issuance without further action by MIC stockholders, unless such approval is required by the rules of any stock exchange or automated quotation system on which MIC securities may be listed or traded. Although the Board does not intend to do so, it could authorize MIC to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of Common Stock or otherwise be in MIC’s best interests or in the best interests of MIC stockholders.

Restrictions on Ownership and Transfer of Stock

In order for MIC to qualify as a real estate invest trust (a “REIT”) under the Internal Revenue Code of 1986 (the “Code”), shares of MIC stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which our election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of MIC’s stock may be owned, directly, indirectly, or through the application of certain constructive ownership rules, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) at any time during the last half of a taxable year (other than the first year for which our election to be a REIT has been made). Mobile Infrastructure Corporation, a Maryland corporation, prior to the consummation of the merger (the “Merger”) with Queen Merger Corp. I and our predecessor, Fifth Wall Acquisition Corp. III (“Legacy MIC”), previously was classified as a REIT but failed to qualify as a REIT beginning in its taxable year ending December 31, 2020. MIC, as Legacy MIC’s successor-in-interest, is prohibited from electing to qualify as a REIT until the fifth calendar year following the year in which Legacy MIC failed to qualify. Further, although the restrictions on ownership and transfer will apply from the date the Charter is filed, no guarantee can be made that MIC will satisfy the requirements to qualify as a REIT under the Code or make an election to qualify as a REIT with respect to any particular taxable year. MIC may elect to qualify as a REIT as early as the year ending December 31, 2025; however, no guarantee can be made that MIC will qualify for taxation as a REIT in such year or that MIC will make such election.

The Charter contains restrictions on the ownership and transfer of MIC’s stock that are intended to, among other purposes, assist us in complying with these requirements. The relevant sections of the Charter provide that, subject to the exceptions described below, no person or entity may actually or beneficially own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value of the aggregate outstanding shares of all classes and series of MIC’s stock or 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate outstanding shares of each class or series of MIC’s stock. We refer to these limits collectively as the ownership limits. A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of MIC’s stock discussed below is referred to as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of Common Stock (or the acquisition of an interest in an entity that owns, actually or constructively, Common Stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% in value or in number of shares (whichever is more restrictive) of the outstanding shares of Common Stock and thereby violate the ownership limit.

The Board may, prospectively or retroactively, waive either or both of the ownership limits and may establish a different ownership limit with respect to a particular stockholder if, among other limitations, it:

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determines that the stockholder’s ownership in excess of the ownership limit would not result in MIC being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT; and

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determines that, subject to certain exceptions, such person does not and will not own, actually or constructively, an interest in a tenant of MIC (or a tenant of any entity owned in whole or in part by MIC) that would cause MIC to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant.

As a condition of its waiver or establishing a different ownership limit, the Board may, but is not required to, require (i) an opinion of counsel or IRS ruling, in either case in form and substance satisfactory to the Board in order to determine or ensure MIC’s prospective or ongoing qualification as a REIT and/or (ii) such representations and/or undertakings as are necessary to make the determinations above. The Board may impose such conditions or restrictions as it deems appropriate in connection with such an exception. The Board has granted an exemption from the ownership limit to each of Color Up, LLC (“Color Up”) and HSCP Strategic, III, L.P., Harvest Small Cap Partners, L.P. and Harvest Small Cap Master, Ltd., entities controlled by Jeffrey B. Osher, a director of MIC.

In addition, persons who beneficially or constructively owned Common Stock in excess of the ownership limits set forth in the Charter on August 26, 2023 (the “Initial Date”), so long as, but only so long as, such persons beneficially owned Common Stock in excess of one or both of the ownership limits (the “Existing Holders”) are further exempted from the ownership limits and certain other restrictions on ownership and transfer, subject to certain conditions, up to such Existing Holder’s percentage of stock beneficially owned by the Existing Holder on the Initial Date unless otherwise adjusted by the Board (the “Existing Holder Limit”); provided that upon any issuance of Common Stock or any sale of stock by an Existing Holder (a “Reduction Event”), the Existing Holder Limit shall be the higher of (a) the percentage as adjusted by the Reduction Event and (b) the ownership limits, as applicable. The Board may decrease the Existing Holder Limit for one or more Existing Holders, except that a decreased Existing Holder Limit will not be effective for any person whose actual, beneficial or constructive ownership of MIC’s stock exceeds the ownership limits at the time of the decrease until the person’s actual, beneficial or constructive ownership of MIC’s stock falls below the ownership limits, although any further acquisition of MIC’s stock will violate the ownership limits.

In connection with a waiver of the ownership limits or at any other time, the Board may increase or decrease one or both of the ownership limits, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of MIC’s stock exceeds the decreased ownership limit at the time of the decrease until the person’s actual, beneficial or constructive ownership of MIC’s stock equals or falls below the decreased ownership limit, although any further acquisition of MIC’s stock will violate the decreased ownership limit. The Board may not increase or decrease any ownership limit if the new ownership limit would allow five or fewer individuals to actually or beneficially own more than 49.9% in value of our outstanding stock or could cause us to be “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT.

The Charter further prohibits:

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any person from actually, beneficially or constructively owning shares of MIC’s stock that could result in MIC being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause MIC to fail (prospectively or on an ongoing basis) to qualify as a REIT; and

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any person from transferring shares of MIC’s stock if such transfer would result in shares of MIC’s stock being owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire actual, beneficial or constructive ownership of shares of MIC’s stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of MIC’s stock described above must give written notice immediately to MIC or, in the case of a proposed or attempted transaction, provide MIC at least 15 days prior written notice, and provide MIC with such other information as MIC may request in order to determine the effect of such transfer on MIC’s prospective or ongoing qualification as a REIT.

The ownership limits and other restrictions on ownership and transfer of MIC’s stock described above apply even though MIC currently is not eligible to elect to qualify as a REIT. Such ownership limits and other restrictions on ownership and transfer of MIC’s stock described above will cease to apply if the Board determines that it is no longer in MIC’s best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for MIC to qualify as a REIT.

Pursuant to the Charter, if any purported transfer of MIC’s stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by the Board, or would result in MIC being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations MIC selects. The prohibited owner will have no rights in shares of MIC’s stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to MIC’s discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the ownership limit or MIC being “closely held” (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void. If any transfer of MIC’s stock would result in shares of MIC’s stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

Shares of MIC’s stock transferred to the trustee are deemed offered for sale to MIC, or MIC’s designee, at a price per share equal to the lesser of (1) the price per share paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last sales price reported on the NYSE American LLC (the “NYSE American”) on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (2) the last sale price reported on the NYSE American on the date MIC, or MIC’s designee, accepts such offer. We may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. We will pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. MIC has the right to accept such offer until the trustee has sold the shares of MIC’s stock held in the trust. Upon a sale to MIC, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

If MIC does not buy the shares, the trustee must, within 20 days of receiving notice from MIC of the transfer of shares to the trust, sell the shares to a person or persons designated by the trustee who could own the shares without violating the ownership limits or other restrictions on ownership and transfer of MIC’s stock. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last sales price reported on the NYSE American on the day of the event that resulted in the transfer of such shares to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee will reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if, prior to discovery that shares of MIC’s stock have been transferred to the trustee, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand.

The trustee will be designated by MIC and will be unaffiliated with MIC and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions MIC pays with respect to such shares, and may exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary. The prohibited owner will have no voting rights with regard to shares of MIC’s stock held by the trustee and, subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

●	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

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to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust. However, if MIC has already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If the Board determines that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of MIC’s stock set forth in the Charter, the Board may take such action as it deems advisable in its sole discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing MIC to redeem shares of stock, refusing to give effect to the transfer on MIC’s books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of MIC’s stock, within 30 days after the end of each taxable year, must give written notice to MIC stating the name and address of such owner, the number of shares of each class and series of MIC’s stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide MIC with any additional information that MIC requests in order to determine the effect, if any, of the person’s actual or beneficial ownership on MIC’s prospective or ongoing qualification as a REIT and to ensure compliance with the ownership limits. In addition, any person that is an actual, beneficial or constructive owner of shares of MIC’s stock and any person (including the stockholder of record) who is holding shares of MIC’s stock for an actual, beneficial or constructive owner must, on request, disclose to MIC such information as MIC may request in order to determine MIC’s prospective or ongoing qualification as a REIT and comply with requirements of any taxing authority or governmental authority or determine such compliance. Any certificates representing shares of MIC’s stock will bear a legend referring to the restrictions on ownership and transfer of MIC’s stock described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of MIC that might involve a premium price for Common Stock that MIC’s stockholders otherwise believe to be in their best interests.

Warrants

On August 25, 2021, Legacy MIC entered into that certain Warrant Agreement with Color Up (the “Warrant Agreement”), pursuant to which Legacy MIC issued  a warrant to Color Up, to purchase up to 1,702,128 shares of common stock of Legacy MIC (the “Legacy MIC Warrant”), at an exercise price of $11.75 per share for an aggregate cash purchase price of up to $20,000,000. In connection with the closing of the Merger, the outstanding and unexercised Legacy MIC Warrant became a warrant to purchase 2,553,192 shares of Common Stock (the “Warrant”) at an exercise price of $7.83 per share, exercisable as of August 25, 2023. On August 29, 2023, the Warrant Agreement was amended and restated by that certain Amended and Restated Warrant Agreement, by and between Legacy MIC, MIC and Color Up to (i) reflect the effects of the Merger and (ii) permit Color Up to exercise the Warrant on a cashless basis at Color Up’s option.

As of December 31, 2023, MIC has one Warrant outstanding to purchase up to 2,553,192 shares of Common Stock.

Transfer Agent and Registrar

The transfer agent and registrar for the shares of Common Stock, the shares of Series 1 Preferred Stock and the shares of Series A Preferred Stock is Continental Stock Transfer & Trust Company.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following is a summary of the provisions of Maryland law applicable to us and of the general terms of our Charter and Bylaws.  You should read our Charter and Bylaws and the applicable provisions of Maryland law for complete information on our Charter and Bylaws.

Board of Directors

The Charter and Bylaws provide that the number of directors we have may be established only by the Board but may not be fewer than the minimum number required under the Maryland General Corporation Law (the “MGCL”), which is one, and the Bylaws provide that the number of our directors may not be more than 15.

We have elected by a provision of the Charter to be subject to provisions of Maryland law requiring that, except as otherwise provided in the terms of any class or series of preferred stock, vacancies on the Board may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and that any individual elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies.  Each member of the Board is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies.  Holders of shares of Common Stock will have no right to cumulative voting in the election of directors, and directors will be elected by a plurality of the votes cast in the election of directors.

The Charter provides that a director may be removed only for “cause,” and only by the affirmative vote of a majority of the votes entitled to be cast in the election of directors.  For this purpose, “cause” means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty.

Advance Notice of Director Nominations and New Business

The Bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to the Board and the proposal of other business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of the Board or (c) by any stockholder who was a stockholder of record at the record date set by the Board for the purposes of determining stockholders entitled to vote at the annual meeting, at the time of provision of notice and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business and who has provided notice to us within the time period, and containing the information, specified by the advance notice provisions set forth in the Bylaws.  Stockholders generally must provide notice to our secretary not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day before the first anniversary of the date of our proxy statement for the preceding year’s annual meeting.

With respect to special meetings of stockholders, only the business specified in our notice of the special meeting may be brought before the meeting.  Nominations of individuals for election to the Board may be made only (a) by or at the direction of the Board or (b) provided that the meeting has been called in accordance with the Bylaws for the purpose of electing directors, by a stockholder who was a stockholder of record at the record date set by the Board for the purposes of determining stockholders entitled to vote at the special meeting, at the time of provision of notice and at the time of the special meeting (and any postponement or adjournment thereof), who is entitled to vote at the special meeting in the election of such nominee and who has provided notice to us within the time period, and containing the information, specified by the advance notice provisions set forth in the Bylaws.  Stockholders generally must provide notice to our secretary not earlier than the 120th day before such special meeting or later than 5:00 p.m., Eastern Time, on the later of the 90th day before the special meeting or the tenth day after the first public announcement of the date of the special meeting.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford the Board the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by the Board, to inform stockholders and make recommendations regarding the nominations or other proposals.  The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings.  Although the Bylaws do not give the Board the power to disapprove timely stockholder nominations and proposals, the Bylaws may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to the Board or to approve its own proposal.

Limitation of Liability and Indemnification of Directors and Officers and Others

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that was established by a final judgment and was material to the cause of action.  The Charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires us (unless the Charter provides otherwise, which it does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to or in which he or she is made a party or witness by reason of his or her service in that capacity.  The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

●	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

●	the director or officer actually received an improper personal benefit in money, property or services; or

●	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received.  Nevertheless, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received.  However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

●	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

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a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

The Charter obligates us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

●	any present or former director or officer who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

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any individual who, while a director or officer of MIC and at our request, serves or has served as a director, officer, partner, manager, member or trustee of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

The Charter also permits us, with the approval of the Board, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any employee or agent of us or a predecessor of us.

We entered into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Stockholder Liability

Under Maryland law, a stockholder is generally not personally liable for the obligations of a corporation formed under Maryland law solely as a result of his or her status as a stockholder.

Forum for Certain Disputes

The Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any “Internal Corporate Claim” as defined by the MGCL, (b) any derivative action or proceeding brought on our behalf other than actions arising under the federal securities laws, (c) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (d) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or the Charter or the Bylaws or (e) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine and no such action may be brought in any court sitting outside of the State of Maryland unless we consent in writing to the selection of any such court.  Any person or entity purchasing or otherwise acquiring any interest in shares of our stock will be deemed to have notice of and consented to the provisions of the Charter and Bylaws, including the exclusive forum provisions in the Bylaws.  However, it is possible that a court could find the exclusive forum provision to be inapplicable or unenforceable.  This choice of forum provision may limit a stockholder’s right to bring a claim in a judicial forum that the stockholder believes is favorable for such claims and may tend to discourage lawsuits against us and any of our directors, officers or other employees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder.  Thereafter, any such business combination must generally be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.  A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder.  The MGCL permits the Board to provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder.  As permitted by the MGCL, by resolution of the Board, we have opted out of the business combination provisions of the MGCL and provide that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by the Board (including a majority of directors who are not affiliates or associates of such person).

Control Share Acquisitions

The MGCL provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to the control shares except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (a) a person who makes or proposes to make a control share acquisition, (b) an officer of the corporation or (c) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), that would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more of all voting power.  Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares.  If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem for fair value any or all of the control shares (except those for which voting rights have previously been approved).

Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or if a meeting of stockholders is held at which the voting rights of such shares are considered and not approved, as of the date of the meeting.  If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights.  The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.

The Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock.  There is no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL, or Subtitle 8, permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide for:

●	a classified board;

●	a two-thirds vote requirement for removing a director;

●	a requirement that the number of directors be fixed only by vote of the directors;

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a requirement that a vacancy on the board be filled only by the remaining directors in office and (if the board is classified) for the remainder of the full term of the class of directors in which the vacancy occurred; and

●	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

The Charter provides that vacancies on the Board may be filled only by the remaining directors and that directors elected by the Board to fill vacancies will serve for the remainder of the full term of the directorship in which the vacancy occurred.  Through provisions in the Charter and Bylaws unrelated to Subtitle 8, we already (a) vest in the Board the exclusive power to fix the number of directorships and (b) require, unless called by our chair of the Board, our chief executive officer, our president or the Board, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast at such a meeting to call a special meeting.

Meetings of Stockholders

Under the Bylaws, annual meetings of stockholders will be held each year at a date, time and place determined by the Board. Special meetings of stockholders may be called by the Board, chair of the Board, the chief executive officer or the president.  Additionally, subject to the provisions of the Bylaws, special meetings of the stockholders must be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of the votes entitled to be cast at such meeting.  Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

Amendments to the Charter and Bylaws

Under the MGCL, a Maryland corporation generally cannot amend its charter unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter.  Except for those amendments permitted to be made without stockholder approval under Maryland law or the Charter, the Charter generally may be amended only if the amendment is first declared advisable by the Board and thereafter approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

The Board has the exclusive power to adopt, alter or repeal any provision of the Bylaws and to make new bylaws.

Transactions Outside the Ordinary Course of Business

Under the MGCL, a Maryland corporation generally may not dissolve, merge or consolidate with, or convert to, another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter.  The Charter provides that these actions must be approved by a majority of all of the votes entitled to be cast on the matter.

Effects of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The Charter and Bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of Common Stock or otherwise be in the best interests of our stockholders, including advance notice requirements for director nominations and other stockholder proposals.  Likewise, if the provision in the Bylaws opting out of the control share acquisition provisions of the MGCL were rescinded or if we were to opt into the classified board or other provisions of Subtitle 8, these provisions of the MGCL could have similar anti-takeover effects.